Healthaxis Inc
7301 North State Highway 161, Suite 300
Irving, Texas 75039

August 12, 2005

Kathleen Collins
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Healthaxis Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Filed March 31, 2005 Forms 8-K filed March 30, 2005 and May 16, 2005 File No. 000-25797

Dear Ms. Collins:

     Set forth below are the responses of Healthaxis Inc. (the “Company”) to the Commission’s comment letter dated July 29, 2005.

     For your convenience, the Commission’s comments have been repeated herein, with the Company’s response immediately following each of the Commission’s comments and highlighted in bold font.

Form 10-K Filed March 31, 2005

Consolidated Statements of Cash Flows, page 45

1. We note your disclosure on page 56 relating to your note payable to UICI where the promissory note will be paid through deductions from monthly invoices for services provided to one of UICI’s subsidiaries. Based on this disclosure, it appears that the repayment of the note payable through these deductions represents a non-cash activity. Help us understand why you have included a cash outflow from financing activities in your statements of cash flows related to the repayment of this note. Refer to paragraph 32 of SFAS 95.

After further consideration of SFAS 95, and specifically paragraph 32, we concur that this transaction constitutes an exchange of non-cash assets and liabilities. The Statements of Cash Flows will be changed beginning in the Form 10-Q to be filed for the second quarter of calendar year 2005, including a reclassification for the first quarter of 2005, to reflect this as a non-cash exchange of accounts receivable and note payable. Changes will also be made to the appropriate narrative in Management’s Discussion and Analysis – Liquidity and Capital Resources – Analysis of Cash Flows. Further, all future Statements of Cash Flows will reflect this reclassification for the historical periods presented. We will note that the amounts have been reclassified. We are of the view that it is not necessary to amend our Form 10-K filing for the year ended December 31, 2004 for this reclassification. The effect of the reclassification on operating cash flows would be as follows:

Year	2004	2003	2002

Net cash used in operations:
As reported	2,225	1,060	2,091
Effect of UICI netting	618	104	--

As revised	2,843	1,164	2,091

The effect of the reclassification would not change the trend in net cash used in operations and we believe the effect is insignificant to the Statements of Cash Flows.

Note 1 – Organization and Summary of Significant Accounting Policies, page 48

2. We note that you have capitalized software costs related to software to be sold, leased or otherwise marketed which are included in capitalized software on your balance sheet as of December 31, 2004 and 2003. We also note on page 24 that you state that customers do not have the contractual right to take possession of the software and with some exceptions, you have not licensed such software. Additionally, you also state that no new licenses were granted in 2004. Tell us how you determined the remaining capitalized software costs are realizable given the fact that you did not sell any licenses in 2004. Refer to paragraph 10 of SFAS 86.

Certain of the Company’s internally developed software was originally intended for sale and therefore capitalized under the guidance of SFAS 86. As our business model evolved, we ceased the development and marketing of certain software products and incurred impairment charges for the write-off of the related capitalized costs. Other products that had been originally intended for sale are now being used internally in our hosted-software environment. All capitalized software currently being developed is for internal use and is being capitalized under the guidance of SOP 98-1.

Capitalized software at December 31, 2004 was $688,000, and it is being used for internal use in serving our clients. On all financial statements to be filed in the future, beginning with the Form 10-Q for the second quarter of calendar year 2005, the software developed for internal use will be properly classified as part of property, equipment and software. We are of the view that it is not necessary to amend our Form 10-K for calendar year 2004 to reclassify this amount which is less than 3% of total assets, and has no effect on total assets, liabilities or stockholders equity.

3. We note the line item “amortization of intangibles” in your statements of operations includes amortization of developed software as noted on page 30. Tell us how you considered FASB Staff Implementation Guide, SFAS 86, Question 17 in determining the classification of such costs.

The amortization of developed software that was recorded as a result of merger-related purchase price allocation has been reported as a component of “amortization of intangibles” on the statement of operations. The amounts so reported for the years ended December 31, 2004 and 2003 were $0 and $24,000 respectively. We believe that reclassification of this amount to cost of revenues is not necessary due to immateriality. The amortization of all software developed for internal use has been correctly reported as a component of cost of revenues.

Note 10 – Stockholders’ Equity, page 59

4. We note that you modified your Series A Convertible preferred stock agreement which modified the conversion terms and provided for the issuance of warrants. Tell us how you determined the fair value of the new preferred stock of $4.8 million, including the underlying assumptions you applied. Also, tell us how you considered the guidance in EITF 98-5 and EITF 00-27 and whether any beneficial conversion feature existed. In this regard, based on the fair value of the new preferred stock and the fair value of your common stock at the commitment date, it appears that the conversion option of the new preferred stock is in the money at the commitment date. Please advise.

The $4.8 million value of the new preferred stock as shown below was originally determined by management. We subsequently engaged Huron Consulting Group, LLC, a financial consulting services company, to perform an independent valuation analysis with respect to the value of the new preferred stock. A description of the valuation process and assumptions applied by each of management and Huron are further described below and we have attached as Exhibit A certain excerpts from Huron’s valuation report that we think will be helpful to the Staff’s evaluation of this transaction.

Management’s valuation included separate calculations for the preferred stock and the warrants. Factors considered in the valuation of the new preferred stock included the market price of our common stock on the date the of the transaction, the size of the block of shares of common stock into which the preferred stock was convertible relative to the total number of outstanding shares of common stock and the ability of the holder to sell such a large block, and the contractual trading restrictions imposed on the new preferred stock and related shares of common stock for one year following the close of the transaction. Specifically with regard to the large size of the block, we were able to consider the September 2003 transaction in which the Company bought back 48% of its then outstanding common stock at a discount of 40% to the then-current market price, in an arms length transaction with UICI. Based upon these factors, management calculated the value of the preferred stock as follows:

3,850,000 shares of new preferred convertible into common at one for one
x $2.32 market price of common on the date of the transaction
x 60% apply 40% discount due to size of the block of shares
x 90% apply 10% discount due to trading restrictions within year 1

$4,823,280 estimated value of the new preferred stock

With respect to the warrants issued, management used the Black-Scholes Option Pricing model to calculate the value. The indicated value of the warrants was $814,709. Underlying variables included the market value of our common stock on the date of close, the volatility of our stock, the term of the warrants, the “risk free” rate based upon the 5 year constant maturity treasury bond and an adjustment for the dilutive effect of the newly issued shares.

Based upon the documentation and conclusions reached above, we believe that the estimated value of the package of the new securities was less than the book value of the old preferred stock. We concluded that the new preferred shares should be recorded at their $1.00 par value, the warrants should be recorded at a value of $814,709 and the remaining carrying value of the preferred stock reversed into APIC. The book value of the old preferred stock in excess of the value of the new preferred stock and warrants was netted out of the net loss applicable to common shareholders ($5,899,351 - $4,823,280 value of new preferred - $814,709 value of warrants = $261,362). The entry to record the transaction was therefore as follows:

Preferred stock – old	5,899,351
Preferred stock - new at par	3,850,000
APIC – warrants	814,709
APIC - excess fair value	261,362
APIC – remainder	973,280

We also engaged Huron to perform its own independent valuation analysis of the new preferred stock and warrants as a basis for further supporting or adjusting the amounts recorded. Huron gave consideration to the Company’s history, as well as general industry and economic conditions. Huron’s valuation of the preferred stock considered the following different methodologies:

  Income approach

  Cost approach

  Market approach
–	Market comparable method

–	Market transaction method

Huron concluded that the value of the preferred stock fell into a range of $1.17 to $1.33 per share, or approximately $4.5 million to $5.1 million (management’s $4.8 million is near the middle of that range).

With respect to the warrants, Huron estimated their value using both the Black-Scholes Model and the Binomial Model. Huron concluded that the aggregate value of the warrants was $810,836 (almost the same as $814,709 determined by management).

After reviewing Huron’s valuation report, we concluded that the amounts recorded by the Company were further supported by this analysis and accurate in all material respects. Accordingly, the Company then believed, and continues to believe, that this transaction has been accounted for properly.

We have considered the related guidance of EITF 98-5 and EITF 00-27 in accounting for this transaction.

The accounting for this transaction was first included in the Company’s Form 10-Q for the second quarter of calendar year 2004 reviewed by Ernst & Young, LLP. The accounting was also included in a Form S-3 Registration Statement declared effective on October 28, 2004, which included the reports and consent of Ernst & Young, LLP. The accounting for this transaction also was included in the financial statements for calendar year 2004 audited by McGladrey & Pullen, LLP, the Company’s new auditors.

Management, the Audit Committee of the Board of Directors and the Company’s current auditing firm, McGladrey and Pullen, LLP continue to believe the Company’s accounting for this transaction is correct and reflects the substance of the transaction based upon the following primary considerations:

(a)	Management believes that the securities exchanged were less valuable than the securities redeemed. Therefore, in substance, there cannot have been a “beneficial conversion” or a preferred stock dividend.

(b)	Under the terms of the preferred stock modification agreement, Healthaxis was able to eliminate a preferred stock liquidation preference in excess of $22 million, was able to reduce preferred stock dividend requirements by approximately $440,000 annually, was able to eliminate preferred stock voting rights and was able to eliminate “permission fees” (accounted for as preferred stock dividends) that occurred on occasions when Healthaxis needed to enter into other capital transactions. The new preferred stock has no liquidation preference, a nominal dividend and no voting rights.

(c)	In an arms-length treasury stock transaction (treasury stock was immediately retired) that occurred exactly nine months before this transaction, on September 30, 2003, Healthaxis acquired a large block of 48% of the then outstanding common stock from UICI for a price per share that represented a 40% discount from the NASDAQ closing market price on that same date. The terms of the transaction with UICI were negotiated over a period of several months.

(d)	While the new preferred stock that was issued is convertible into common stock on a share-for-share basis, the 3,850,000 shares of new preferred stock had limitations on the number of shares into which it may be converted and sold through the first anniversary of the closing of the preferred stock modification agreement. An appropriate discount for these restrictions was applied. This block of 3,850,000 shares was larger than the block acquired from UICI that was purchased at an arms-length-negotiated discount of 40% just nine months prior. Thus, a substantial discount factor was, and properly should have been, applied to the quoted NASDAQ market price of a share of Healthaxis common stock. The fact that the common stock of Healthaxis had an average daily trading volume of approximately 8,300 shares during the month of June 2004 supported use of this discount factor as well.We do not believe that this large block of convertible preferred stock should be considered “in-the-money” when compared to the market value of the common stock on the date of the transaction.

(e)	All particulars of the transaction were included in a Proxy Statement submitted to the common shareholders for a vote. The common shareholders approved the transaction with an overwhelming vote of approximately 93% of the shares voted. It may be deduced that the common shareholders perceived that the terms of the new preferred stock were more favorable to the common shareholders, and not less so.

In summary, based on the foregoing, management and the Audit Committee of the Board of Directors of Healthaxis, in consultation with its various advisors, believe that the preferred stock modification transaction has been properly accounted for and that any adjustments would be inappropriate.

Note 16 – Subsequent Event, page 66

5. We note that subsequent to your interim balance sheet date, you entered into a Stock and Warrant Purchase Agreement with Tak Investments, Inc., as well as a number of related agreements. Tell us how you intend to account for each of the elements included in this integrated transaction. Your response should clearly address your proposed accounting for the Remote Resourcing Agreement with Healthcare

BPO Partners. In this regard, we note that Healthcare BPO Partners, a related party, will provide personnel and infrastructure dedicated for your exclusive use to support your operations and those operations will be managed by you. Tell us how you considered Article 11-01(d) and EITF 98-3 in the assessment of whether you acquired a business as part of these transactions. Please advise.

The following items have been considered in our recording of this financing transaction in May 2005:

  Common stock was credited at par value.

  Transaction-related costs paid or accrued on or prior to the closing (primarily legal fees paid to outside counsel and finders fees paid to Triple-Tree) were netted out of the gross proceeds.

  The value of all warrants available for exercise immediately upon closing of the transaction (ie that are not contingent upon a subsequent event) were valued using Black-Scholes and credited to Additional-Paid-In-Capital (“APIC”).

  The warrants granted to Triple-Tree as partial compensation for their services were valued using Black-Scholes and, in effect, netted against the gross proceeds similar to cash expenses.

  The excess of gross proceeds after netting the items described above was recorded as APIC

  We reviewed EITF 00-19 and concluded that the warrants issued meet all of the criteria for classification as permanent equity.

The Remote Resourcing Agreement (“RRA”) with Healthcare BPO Partners will indeed constitute a related party transaction and all costs and transactions with this entity will be disclosed in future financial statements and filings, as appropriate.

The cash consideration paid to the Company was solely for the purchase of the stock and warrants received by the investor in connection with the Stock and Warrant Purchase Agreement. There was no portion of the consideration given or received, cash or otherwise, attributable to the RRA.

The terms of the RRA were negotiated separately from the terms of the stock and warrants, at a later point in time, and negotiated primarily by separate personnel on both sides. The RRA was negotiated at arms length, after consideration of other offshore vendors in India, which had been reviewed and visited by Healthaxis management, and after consideration of other alternatives such as forming a wholly owned subsidiary of Healthaxis in India, or forming a joint venture with affiliated or unaffiliated parties in India.

Recognizing the potential for conflict represented by the financing transaction, the terms of the RRA were reviewed in detail in a special meeting of the audit committee. The committee concluded that the RRA represented a potential material and substantial cost improvement opportunity, that the agreement adequately protects the Company from non-performance issues and from a price competitiveness standpoint, and should improve marketplace competitiveness in the perception of our customers and prospects. The Committee concluded that the proposed RRA withstood scrutiny on it own merits irrespective of the financing transaction.

The RRA does, in fact provide that certain personnel and infrastucture must be dedicated for our exclusive use and does provide for a level of production management by Healthaxis. Specifically, we pay Healthcare BPO Partners a fee per person per month for those employees of Healthcare BPO Partners that are assigned to perform Healthaxis work. Employees that are assigned to Healthaxis are, in fact, dedicated to Healthaxis (ie work on no other accounts). A secure, dedicated space is set-aside within the Healthcare BPO Partners facility to be used exclusively for our work.

The dedicated nature of the relationship is only related to those employees assigned to our account and the physical space set aside for our work. Healthcare BPO Partners is free to pursue any other business of any other nature whatsoever, in the same facility. They have, in fact, recently signed two new customers of which we are aware, which are being serviced by Healthcare BPO Partners out of the same facility. There is no exclusivity in terms of Healthcare BPO Partners working for other customers or entering other lines of business. Furthermore, Healthaxis has no interest whatsoever in work performed by Healthcare BPO Partners for its other customers.

Healthaxis personnel in Utah and Texas direct the activities of the dedicated staff provided by virtue of the RRA, and the same processes and procedures we use in Utah, Texas and Jamaica (facilities that are fully owned by Healthaxis) are required to be utilized by the dedicated staff in India. However, our management of the staff and work-product is limited to our ability to prescribe processes and procedures, monitor daily production, discuss issues with on-site Healthcare BPO Partners production management and personnel, and make requests for the addition or deletion of dedicated staff. Healthaxis’ production managers have the same reports and metrics available as in company owned facilities. This enables us to review and perform production management with this external vendor as to quality and through-put. Our review is done remotely from our offices in Texas and Utah, and no Healthaxis employees are regularly on-site in the India facility. We have the authority to specify the number of personnel assigned to our account, however we do not participate in the actual hiring process and we are not involved with benefits or pay or other employer-employee issues.

Entering into this agreement simultaneously with the Stock and Warrant Purchase Agreement was driven primarily by our competitive need to work with an affiliated off-shore party in order to have and to be able to demonstrate to our customers and prospects a level of production management and control that is greater than that normally found with unaffiliated off-shore operations. We believe that the RRA gives us a level of control over production to help ensure the quality and throughput requirements of our customers. However, it does not allow us to control, or influence whatsoever, the other operations of Healthcare BPO Partners.

As described above, Healthcare BPO Partners is simply an affiliated vendor engaged in providing services under a service agreement. We will make changes to the language in future filings so that the nature of the relationship between the two companies is clearer. With respect to the RRA, there has been no exchange of assets, either cash or non-cash, that would constitute acquisition of a business. Healthaxis has not acquired inputs, processes or outputs as described in EITF 98-3. Similarly, we do not believe that this vendor relationship meets the requirements to be considered an “acquired business,” and therefore the resulting pro forma financial statement presentation as contemplated in Regulation S-X Article 11-01(d) is not appropriate.

Forms 8-K dated March 30, 2005 and May 16, 2005

6. We note your use of non-GAAP measures under Item 9.01 of the Form 8-K’s noted above. Please address the following and tell us how you have considered the guidance in Regulation G, Item 10 of Regulation S-X and the guidance set forth in the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures:

  Please explain how the “GAAP/Non-GAAP Comparison and Reconciliation” presented under Item 9.01 complies with the reconciliation requirement under Regulation G. In this regard, it is unclear where and how you have reconciled your EBITDA loss to your GAAP Net loss.

  The reconciliation you present also appears to create a number of additional non-GAAP measures, specifically ‘cash expense – cost of revenues, cash expense – sales and marketing, cash expense general and administrative and cash expense – research and development. Tell us how your disclosures comply with the guidance in Regulation G for each of these non-cash items.

  Please explain why you use the term EBITDA to describe your non-GAAP measure. In this regard, explain why you believe EBITDA is a reasonable term to describe what you parenthetically describe as “revenues less cash operating expenses”.

  We also note your statement that “management believes these non-GAAP financial measures are useful in monitoring basic cash flow,” which suggests the measure represents a measure of liquidity, rather than a measure of performance. Please note that a measure of liquidity should be reconciled to cash flows from operations rather than net income. Please advise.

If you believe this non-GAAP measure is a measure of performance, tell us how you considered the guidance and disclosure requirements in Questions 15 and Question 8 to the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Primarily as a result of a number of mergers in which we were involved in 2000 and 2001, in recent years our Statement of Operations has included a number of large non-cash expense items, such as stock based compensation, non-cash severance expenses, restructuring and impairment charges, loss on the sale of a building, amortization of intangible assets, discontinued operations, and the like. We considered that the elimination of these non-cash items, which were large relative to the size of the Company’s operations, would help the investors better view and more clearly assess the day-to-day operational performance of the Company.

Upon reflection, we would agree that the reconciliation of EBITDA (as defined) to GAAP Net Loss that was included in our press release is not wholly clear, and that we did not appreciate the fact that our reconciliation introduced other non-GAAP measures for which a separate reconciliation would be required. As explained above, we used the term EBITDA (as defined) in an effort to capture a metric that we believed would better enable investors to understand the Company’s performance from period to period. While the excluded non-cash expense items have affected a number of periods, they largely arose out of a series of related transactions. Management reasonably believed that the financial impact of these items would become immaterial within a near-term finite period. In fact, management is now of the view that the impact of these non-cash expense items has diminished to such a degree that providing this non-GAAP financial measure in the future may detract from, rather than adding to, investors’ understanding of the Company’s results of operations. As such, we do not plan to make such a presentation in future filings or press releases.

Please refer to the attached Schedule A for a line-by-line detail of the differences between EBITDA (as defined) and GAAP Net Loss for the tables in Forms 8-K dated March 30, 2005 and May 16, 2005.

We acknowledge that:

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We await confirmation that we have satisfactorily resolved all of the Staff’s comments. Should you have any questions regarding the above responses, please do not hesitate to contact the undersigned at (972) 443-5004.

Sincerely,

By:/s/: Jimmy D. Taylor
Jimmy D. Taylor
Chief Financial Officer

cc:
Mr. James W. McLane, Chairman and Chief Executive Officer
Mr. John M. Carradine, President and Chief Operating Officer
Mr. J. Brent Webb, Secretary and General Counsel
Mr. John McKnight, Locke-Liddell & Sapp, LLP
Mr. Bob Allen, McGladrey & Pullen, LLP

Schedule A

	Three Months Ended 31-Dec		Twelve Months Ended 31-Dec		Three Month Ended March 31

	2004	2003	2004	2003	2005	2004
Cost of Revenues	3,701	4,704	15,905	19,573	4,096	4,353
Less: Depreciation/amort	(268)	(328)	(1,006)	(1,530)	(257)	(249)
Less: Amort cap soft	(120)	(149)	(545)	(535)	(119)	(159)
Less: Impairment charges	0	0	0	0	0	0
Less: Stock based comp	(2)	(4)	(12)	(16)	0	(4)

Net	3,311	4,223	14,342	17,492	3,720	3,941

Sales and marketing	464	186	1,475	948	213	293
Less: Depreciation/amort	(3)	(5)	(13)	(20)	(3)	(4)
Less: Amort cap soft	0	0	0	0	0	0
Less: Stock based comp	(3)	(2)	(9)	(9)	0	(2)

Net	458	179	1,453	919	210	287

General and admin	651	748	3,489	3,298	644	968
Less: Depreciation/amort	(6)	(11)	(31)	(53)	(2)	(9)
Less: Amort cap soft	0	0	0	0	0	0
Severance	0	0	0	0	0	0
Less: Stock based comp	(2)	(2)	(9)	(9)	0	(3)

Net	643	735	3,449	3,236	642	956

Research and develepment	0	0	0	30	0	0
Less: Depreciation/amort	0	0	0	(8)	0	0
Less: Amort cap soft	0	0	0	0	0	0
Less: Stock based comp	0	0	0	0	0	0

Net	0	0	0	22	0	0

Totals	4,816	5,638	20,869	23,849	4,953	5,614
Less: Depreciation/amort	(277)	(344)	(1,050)	(1,611)	(262)	(262)
Less: Amort cap soft	(120)	(149)	(545)	(535)	(119)	(159)
Plus: Severance	0	0	0	0	0	0
Less: Impairment charges	0	0	0	0	0	0
Less: Loss on sale of building	0	0	0	0	0	0
Less: Stock based comp	(7)	(8)	(30)	(34)	0	(9)
Less amortization of intangibles	(252)	(324)	(1,032)	(1,296)	(84)	(276)
Less restructuring charges	0	0	0	0	0	0

Total non-cash	(656)	(825)	(2,657)	(3,476)	(465)	(706)

Summary Reconciliation of EBITDA to Net Loss

EBITDA as Defined	(335)	(352)	(3,080)	(818)	(446)	(931)
Depreciation and amortization	(649)	(817)	(2,626)	(3,442)	(465)	(697)
Stock based compensation	(7)	(8)	(33)	(34)	0	(9)
Change in bad debt reserve					0	(4)

Operating loss	(991)	(1,177)	(5,739)	(4,294)	(911)	(1,641)
Interest and other inc, net	(84)	13	(219)	30	(47)	(37)

Net loss	(1,075)	(1,164)	(5,958)	(4,264)	(958)	(1,678)

EHXIBIT A
EXCERPTS FROM HURON REPORT

VALUATION ANALYSIS

Preferred Shares

Discounted Cash Flow Analysis

SUMMARY

Based on the analysis described in the preceding sections, the concluded fair value of the equity of Healthaxis is as follows:

Sum of present value of available cash flow	$ 16.94 million
Present Value of Terminal Value	$ 7.15 million

Indicated Value of Invested Capital	$ 24.09 million
Less: Net Working Capital Deficit	($0.70 million)
Less: Interest Bearing Debt	($2.99 million)

Indicated value of equity (marketable, controlling basis)	$ 20.40 million

MINORITY DISCOUNT

Although the entire block of Preferred Shares constitutes approximately 58% of total equity outstanding1, we have valued the Preferred Shares on a minority basis since there are four shareholders of the Preferred Shares, and no single shareholder holds more than 29% of total shares outstanding.

  In order to value the Preferred Shares on a minority basis, we applied a discount for lack of control. A minority discount is a reduction in the pro rata share of a 100.0 percent interest in the shareholder’s equity of a business due to the inability of a minority shareholder to exercise absolute control over the actions or decisions of the business. Such actions are typically intended to enhance the operating characteristics and thereby increase the cash flows of the company as well as the controlling shareholders’ perception of being able to react more rapidly to perceived internal or external opportunities or problems, leading to a perception of reduced risk in the investment. Thus, the discount is attributable to the lack of some combination of increased future benefits and/or decreased risk.

A common approach to quantifying a minority discount is to start with the identification of a corresponding control premium. Acquisition premiums are compiled in a number of sources, and may be aggregated by industry, size of the transaction, date, or other criteria. The control premium may then be utilized to estimate the minority discount.Indicated Value of Invested

1 Based on a total of 6,618,291 total shares outstanding, on a diluted basis, excluding exercise of warrants.

In our search of control premiums, we reviewed acquisitions of companies within SIC Codes 7371 through 7374, and also in the integrated solutions and services for health benefit administrators and health insurance claim processors industries. We relied on Mergerstat data detailing transactions from January 1, 2003 through the Valuation Date (as available). The premiums are calculated as the increase in share price for the target company as measured by the difference between the final transaction price and the share price quoted one day, one week, and one month, respectively, before the announcement date. From this information, we concluded that an appropriate control premium for this industry to be approximately 36.0 percent. From this, we calculated the minority discount as:

1 – [1 / (1 + Control Premium)]

Using a control premium of 36.0 percent yields a minority discount of 26.0 percent, which was used in our analysis.

CONCLUSION

Indicated value of equity (marketable, controlling basis)	$ 20.40million
Less: Adjustment for Lack of Control	26%
Aggregate Minority Equity, Freely Traded	$ 15.09million

Market Approach - Guideline Company Method

OVERVIEW

The guideline company method of the market approach provides an indication of value by relating the equity or invested capital (debt plus equity) of guideline companies to various measures of their earnings and cash flow, then applying such multiples to the business being appraised.

We reviewed companies in the business of providing fully integrated solutions and services for health benefit administrators and health insurance claim processors (or related industry). The following were selected as guideline companies because their operations were most similar to activities that are also performed by Healthaxis:

The risk and growth of the subject company relative to the guideline companies was considered. In the risk assessment, several factors were analyzed including size, leverage, liquidity, and activity ratios. Healthaxis has reported lower figures in many of the key ratios analyzed, including profitability and growth, when compared to the guideline companies; thus, pricing multiples indicated by the market analyses should be adjusted to reflect Healthaxis comparative weakness. In addition, Healthaxis is substantially smaller which, based on studies by Ibbotson Associates and Mergerstat Review, translates into higher risk which warrants an additional decrease to the pricing ratios. Based on a comparison of size, leverage, and liquidity ratios for the subject company and the guideline companies, the subject company was determined to be more risky than the average guideline company.

CONCLUSION

Indicated Value of Invested Capital, Marketable, Minority	$ 22.31 million
Less: Net Working Capital Deficit	($0.70 million)
Less: Interest Bearing Debt	($2.99 million)
Indicated Value of Equity, Marketable, Minority	$ 18.62 million

Market Approach - Transactions Method

OVERVIEW

The comparable transactions method is based on actual prices paid in mergers and acquisitions for similar public and private companies. Ratios of total purchase price paid to earnings, revenue, and stockholders’ equity are generally developed for each comparable transaction if the data is available. These ratios are then applied to the corresponding earnings, revenue, and stockholders’ equity of the company. Finally, premiums or discounts may be applied if the company being analyzed is in a position in its industry that is significantly different from the position of the comparable acquired companies, or if its intangible attributes are significantly different.

In determining the fair value of a controlling interest in Healthaxis, we examined comparable transactions which we believe investors would likely compare to the Company when making a decision to purchase the Company.

MINORITY DISCOUNT

As discussed in an earlier section of this report, because we are valuing the Preferred Shares on a minority basis, we applied a discount for lack of control of 26 percent.

CONCLUSION

Indicated Value of Invested Capital, Marketable, Controlling	$ 18.43 million
Less: Net Working Capital Deficit	($0.70 million)
Less: Interest Bearing Debt	($2.99 million)
Indicated Value of Equity, Marketable, Controlling	$ 18.43 million

Minority Discount at 26%	($4.79 million)
Indicated Value of Equity, Marketable, Minority	$ 13.64 million

Preliminary Summary of Valuation

After performing a valuation analysis of the equity of Healthaxis using the Income and Market Approaches and reviewing the results of all approaches, we have determined that a the equity of the Company lies within a range of $14.0 million to $16.0 million.

Discount For Lack Of Marketability

OVERVIEW

The interests of the Preferred Shares that are the subject of this valuation constitute a minority interest in the Company. The Preferred Shares have restrictions on their marketability, and they constitute a large minority block of total outstanding shares. Accordingly, a lack of marketability discount should be applied to the Preferred Shares being valued.

SIZE OF BLOCK AND RESULTING LACK OF MARKETABILITY

A significant portion of the marketability discount often concerns the size of the interest. This discount is typically named a “blockage discount”. Blockage discounts are typically utilized in a valuation when a sale of the block of stock would cause a demand/supply imbalance in the public stock. The total number of Preferred Shares is 3,850,000, as compared to a total number of common shares outstanding of 2,768,291. Based on the size of the block of stock, it appears to be reasonable to use a blockage discount.

We performed three analyses to estimate a discount that would be associated with the large block of the Preferred Shares, as described below:

1.	Net Present Value Analysis – We compared the present value of the sale proceeds as shares of the Preferred Shares are sold slowly into the market at a rate that the market can sustain without causing a decrease in the stock price. The discounted present value of the sales proceeds is an indication of the discount that an investor would experience to sell the large block of stock at its current price. We considered the lack of liquidity during the first year after the Transaction, the average daily trading volume, and the estimated additional market-neutral volume (the additional shares that can be sold daily without depressing the price of the stock) to estimate the total time horizon required to sell all of the Preferred Shares. We also considered the number of shares held by each of the four shareholders of the Preferred Shares and the time required for each to sell all shares. Based on the aggregate time horizon of approximately five years, our assumption of a constant price of the stock throughout the sale horizon, and an appropriate discount rate, we determined an appropriate range of blockage discount for the Preferred Shares to range from 34 to 63 percent, with a weighted average based on shareholder size of 58 percent.

2.	Cost of Hedge Analysis – Utilizing the Black-Scholes option pricing model (“BSOPM”), the blockage discount was estimated by calculating the cost of hedging the value of the stock while it is being “dribbled” into the market. Although there is no options market for the Company’s common stock, this methodology will likely be considered by an investor to determine the intrinsic value of the investment, and is an accepted methodology that can be used as in indicator of the appropriate discount. The appropriate discount can be inferred from the cost indicated by the BSOPM of buying a series of put options with a strike price equal to the exercise price plus the time value of money. The put options are structured to be a laddered portfolio with varying terms to maturity that extend throughout the term of the warrant. The average price of the puts relative to the underlying stock price is the effective decrement to value created by blockage. The range of blockage discount determined using the Cost of Hedge analysis was 35 percent to 40 percent.

3.	Arms-Length Transaction – We reviewed a recent arms-length exchange of a similar large block of the Company’s stock that occurred on September 30, 2003. We have discussed this transaction with management of the Company and we believe that it represents an arms-length transaction, and is evidence of a discount that a buyer of the Preferred Shares would demand. The discount observed in this transaction was 40 percent.

We also reviewed discount information associated with 137 restricted stock placements that met the following criteria:

  Transaction (placement) date between January 1, 1990 and January 1, 2001 (latest available);

  Market value and book value of the underlying firm below $100.0 million (pre-transaction); and

  Total revenues of the underlying firm between $1.0 million and $50.0 million.

LIQUIDITY RESTRICTIONS

As mentioned previously, the Preferred Shares have significant restrictions placed on the ability of the holder to sell the shares. These are summarized below:

  Initial 120 day transfer restriction period from the closing date;

  Each holder may transfer restricted securities provided that the buyer does not acquire more than 1MM shares of Common Stock or Warrants from the holders;

  Such private buyer is not affiliated with any other private buyer;

Upon a transfer, preferred shares automatically convert into Common Shares;

  120 days to 365 days:

  Each holder may transfer its restricted securities to private buyers if there is no affiliation;

  If buyer will acquire an aggregate amount of Common Stock and Warrants exceeding 1MM, notice must be given to the company;

  Not registered – no transfer possible until Preferred Shares are Registered;

  A holder may transfer restricted securities to an affiliate at any time;

  Sales of restricted securities in the public market may not be made to private buyers, and if the sales price is less than $3.50 per share of Common Stock, the shares are limited to the following number of shares of Common Stock per holder per month:

Holder	Max Shares that can be Sold Monthly
Brown Simpson Partners I, Ltd.	38,500
LB I Group Inc.	29,750
The Pennsylvania State University	4,375
OTAPE LLC	4,375

  Through the first anniversary of the closing date, holders of Preferred Shares have the right of first refusal to match the terms upon which a 3rd party proposes to purchase any securities of the company of at least $1MM, and to match the terms on which the company proposes an offering of Common Stock.

OTHER FACTORS AFFECTING MARKETABILITY

In quantifying the marketability discount, other factors in addition to size of the interest and liquidity restrictions should be considered. The following are some of the factors that affect the degree of marketability:

“Put” Rights The holders of the Preferred Shares do not have the right to “put” the shares back to the Company to force a repurchase.

Dividend Policy
The Preferred Shares are not entitled to receive a significant dividend. Stocks with low or no dividends suffer more from lack of marketability than stocks with high dividends. This increases the discount for lack of marketability.

Potential Buyers
Although the Preferred Shares are convertible into publicly-traded common stock upon sale of the Preferred Shares or other circumstances, volume is light and likely would not absorb significant sales of the Preferred Shares. This increases the discount for lack of marketability as discussed above.

Balance Sheet
The Company has a limited amount of cash and is currently experiencing operating losses. These significantly limit the ability of the Company to repurchase shares that become available. This increases the discount for lack of marketability.

Voting Rights
The New Preferred Stock has very limited voting rights. Therefore, until the Existing Preferred Stock is converted into shares of Common Stock, the Preferred Shareholders will not be able to vote for the Company’s Board of Directors or for various other matters. This increases the discount for lack of marketability.

Redemption Policy
According to the Investor Rights Agreement, if any stockholder desires to sell Preferred Shares, they must be first offered to the Company through the first year after the Transaction, although the terms are at identical prices as those arranged through the third party.

CONCLUSION

The Preferred Shares have restrictions on their marketability, and they constitute a large minority block of total outstanding shares. Accordingly, as previously mentioned, a lack of marketability discount should be applied to the total value of equity of Healthaxis on a minority, marketable basis in the valuation of the Preferred Shares.

Based on the analysis as described above, we have concluded that the discount for lack of marketability, which is inclusive of the blockage discount, to be applied to the total value of equity of Healthaxis on a minority, marketable basis is 45 percent.

Warrants

Overview

In valuing the warrants, we utilized the Black Scholes Option Pricing Model (the “BSOPM”) and the Cox-Ross-Rubenstein Model, also known as the binomial model (the “Binomial Model”).

Conclusion

We have utilized the average of the BSOPM and the Binomial Model to determine the value of the warrants. The concluded value, prior to considering the dilution factor which is described below, was determined to be $0.93 per warrant, or $933,350 in aggregate. After adjusting for the dilutive effects of the exercise of all outstanding warrants which results in an additional 1.0 million common shares outstanding, the aggregate value of the warrants was determined to be $810,836.

VALUATION CONCLUSION

Preferred Shares

Based on our analysis, the fair value of the Preferred Shares of the Preferred Shares of Healthaxis, Inc. as of June 30, 2004 is summarized below:

Valuation Approach	Equity Value (Marketable, Minority Basis)

Discounted cash flow method	$15,092
Market comparable method	18,623
Market transaction method	13,637

	Low Range		High Range

Concluded value range of equity (marketable, minority basis)	$14,000	to	$16,000

Per share value of equity (marketable, minority basis)	2.12		2.42
Marketability discount @ 45.0%	(0.95)		(1.09)

Per share value of equity (non-marketable, minority basis)	1.17		1.33
Number of shares of preferred stock	3,850		3,850

Fair value of preferred shares (non-marketable, minority basis) rounded	$4,500	to	$5,100

Warrants

Based on our analysis, the fair value of the warrants of the warrants of Healthaxis Inc.as of June 30, 2004 is summarized below:

Valuation Approach	Indicated Value

Black Scholes	$0.94
Binomial Option Pricing Model	0.93

Concluded value of Warrants	0.93

Aggregate warrant value (1.0 million warrants)	933,350
Dilution effect upon exercise	86.9%

Diluted aggregate warrant value	$810,836